ANTHONY L.G., PLLC

laura aNTHONy, esq JOHN CACOMANOLIS, ESQ* CHAD FRIEND, ESQ, LLM SVETLANA ROVENSKAYA, ESQ**	WWW.ANTHONYPLLC.COM WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM

OF COUNSEL:

Jessica Haggard, esq. ***

MICHAEL R. GEROE, ESQ, CIPP/US****

CRAIG D. LINDER, ESQ*****

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.******

STUART REED, ESQ

LAZARUS ROTHSTEIN, ESQ.

Harris Tulchin, Esq. *******

DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM

*licensed in FL and NY

**licensed in NY and NJ

***licensed in Missouri

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

******licensed in NY and NJ

*******licensed in CA and HI (inactive in HI)

January 12, 2023

VIA ELECTRONIC EDGAR FILING

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SYLA Technologies Co., Ltd. Amendment No. 2 to Registration Statement on Form F-1 Filed December 15, 2022 File No. 333-268420

Dear Sir or Madam:

We have electronically filed herewith on behalf of SYLA Technologies Co., Ltd. (the “Company”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form F-1. Amendment No. 3 is marked to show changes made from the previous filing made on December 15, 2022 (the “Prior Filing”). We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the Staff’s comment letter to Hiroyuki Sugimoto, Chief Executive Officer of the Company, dated January 4, 2023. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 2 to Registration Statement on Form F-1 filed December 15, 2022

Description of Business, page 82

1.

Comment: We note your revised disclosure regarding your AI switch system in response to our prior comment 2. Please provide further details of your AI switch system by explaining how the system operates and the services provided by your AI switch system. Your response should address the following:

● Tell us how the AI switch system collects cryptocurrency market information and where does it collect it from.

● Tell us how customers are notified which coins were most profitable in the past 24 hours, how often they are notified and if this is the only information provided to your customers.

● Tell us how your customers access the AI switch system.

● Clarify whether the AI switch system is a separate service from your mining machine operation and management services and if it is only available to customers that purchase mining machines or mining machine operation and management services.

● Tell us how you are compensated for AI switch system services, including whether it is a flat or variable fee.

● Tell us how you account for the revenues earned from your AI switch system.

● Tell us where this is accounted for in the financial statements and where it is discussed in the footnotes.

Response: To clarify, the AI switch system is still under development (developmental stage) and has not yet been released for use. The general concept of the AI switch system that we envisioned was a system that will automatically collect cryptocurrency market information and notify customers which coins were most profitable in the past 24 hours. We were planning on offering the AI switch system service as an integrated service with (not a separate service from) mining machine operation and management services and only making it available to customers that purchase mining machine operation and management services from us. However, the details regarding the operation of the AI switch system have not yet been determined, including, but not limited to, (i) how the AI switch system will collect cryptocurrency market information and where it will collect it from, (ii) how customers will be notified which coins were most profitable in the past 24 hours, how often they will be notified and if this will be the only information provided to our customers, (iii) how the customers will access the AI switch system, (iv) how we will be compensated, if any, for AI switch system services, including whether it would be a flat or variable fee, and (v) how we would account for the revenues earned from the AI switch system when in operation. Therefore, we cannot provide you the information that you have requested as we have not determined such information as of yet. As the AI switch system is still under development and has not yet been released for use, no revenues have been earned from the use of the AI switch system to date and, accordingly, no revenues from the AI switch system have been accounted for in the financial statements or discussed in the footnotes thereto.

In light of the deterioration of the crypto and mining machine market conditions in 2022, on December 30, 2022, the Board of Directors of the Company decided to withdraw from the mining machine business by (i) discontinuing the manufacture and sale of computers as of December 30, 2022, (ii) selling the computer maintenance and management services business and manufacture and sale of computers business to Getworks Co., Ltd. (“Get Works”), a third party, anticipated to close by January 31, 2023, pursuant to the terms of a definitive business transfer agreement to be entered into by the Company and Getworks in accordance with the Letter of Intent, dated January 11, 2023, between the Company and Getworks, and (iii) discontinuing the development of the AI switch system as of December 30, 2022.

According to the foregoing, we clarified in the disclosure of Amendment No. 3 that the AI switch system is still under development and has not yet been released for use but was intended to be an integrated service with mining machine operation and management services. In addition, we disclosed throughout the prospectus that, in light of the deterioration of the crypto and mining machine market conditions in 2022, on December 30, 2022, the Board of Directors of the Company decided to withdraw from the mining machine business by (i) discontinuing the manufacture and sale of computers (with mining machine capabilities) as of December 30, 2022, (ii) selling the computer maintenance and management services business and manufacture and sale of computers business to Getworks Co., a third party, anticipated to close by January 31, 2023, pursuant to the terms of a definitive business transfer agreement to be entered into by the Company and Getworks in accordance with the Letter of Intent, dated January 11, 2023, between the Company and Getworks, which is an exhibit to Amendment No. 3 and (iii) discontinuing the development of the AI switch system as of December 30, 2022.

Note 2 - Summary of Significant Accounting Policies

(n) Revenue Recognition, page F-47

2.

Comment: We note your response to our prior comment 3. Specifically, we note that you only provide an “environment” whereby the company’s customers can mine. Please address the following questions related to the mining machine operations and management services:

● Tell us how the customer’s actually mine for crypto currency on the computers you sell/rent which stay in your possession. Provide us a step-by-step process as to how the mining is initiated and completed.

● Tell us who sets up the computers with the mining software and who configures the computers for mining.

● Tell us how your customers gain access to the computers for mining and explain how they are able to make decisions about what and when to mine.

● Tell us who operates the system that allows the customers to gain access to their mining equipment and explain how customers pay for that access.

● Tell us the nature of your actual “maintenance” of the mining machines.

● In your response to our prior comment 3 you state that “the customers of the Company perform mining on an individual basis, by joining different mining pools.” Please tell us the entity or entities that manage these mining pools. Additionally, please tell us the entity or entities that cultivate the list of mining pools that are made available to customers for investment.

Response: The Company respectfully provides the Staff with the following responses to each of the Staff’s questions above related to the mining machine operations and management services.

Tell us how the customer’s actually mine for crypto currency on the computers you sell/rent which stay in your possession. Provide us a step-by-step process as to how the mining is initiated and completed.

First a potential customer comes to the Company and says that it would like to purchase a mining machine computer from the Company. Some customers already know the type of computer model that they would like to obtain including all of the associated specifications with such model such as memory space, type of chips, wafers and other related components. Some customers also already know the type of operating systems and mining software that they would like to be installed on the computer and which coin or coins that they would like to use the computer to mine for. Other customers who don’t already know, ask the Company for a selection of options for computer models and specifications, in which case the Company presents the customer with a list of the types of available computer models such as Rimawari-kun Miner A4000, Rimawari-kun Miner RX, Rimawari-kun Miner A4000 super, and Rimawari-kun Miner A2000; as well as with a list of available computer specifications such as GPU, cooling fan, motherboard, memory and power supply unit. Some of these customers also ask the Company for a selection of types of operating systems and mining software that can be installed on the computers in which case the Company provides the customers with a list of such operating systems such as Windows, Cloud, Linux, Mac OS and Android as well as a list of such mining software such as G Miner, T-REX Miner, NB Miner, lol Miner, BZ Miner, TeamRedMiner, Nicehash Miner. This information that the Company provides to these customers upon the customer’s request regarding which mining software is publicly available information. The Company uses the following websites to obtain the names of the most popular mining software that is currently available in the market: https://hiveon.com/features/#personalConfig. Neither the Company nor its affiliates have any connection of any kind to these websites. Each type of mining software can be used to mine a specific coin such as Ethereum, Bitcoin, Ethereum classic, Flux, Ergo, Ravencoin and Cortex. The Company only provides this information if it is requested by the customer. We also present the customers with pricing information on the cost of such computers and associated features.

The customer then selects the computer model and associated specifications, including the type of operating system and type of mining software that the customer would like to have placed on the computer, as well as how the customer would like to have the computer configured for use and places an order for such computer with the Company. After the order is made, the Company then builds and prepares the computer based on the specific order placed by the customer by integrating the chips, wafers, and other related components, as selected by the customers which are procured from external suppliers. The Company also then installs the operating system and installs the mining software selected by the customer on the computer. The Company also then configures the computer for use by arranging the software on the computer as directed by the customer.

Once the computer is prepared, the Company then performs tests on the computers to make sure that the computers are functioning and operating in good condition. After the testing of the computers is completed, the Company gives the customer the option of either taking the computer home or putting it at the data center operated by the Company or at a data center operated by a different company. The customer then tells the Company if they want to take the computer home, place it at the data center operated by the Company, or data center operated by a different company, and the Company then proceeds in accordance with the customer’s direction.

After delivery of the computer, whether to the customer’s home or to a data center, the customers have a 10-day period to inspect the mining machines, either by webcam or on-site inspection if the computer is at a data center or at their home in person if the computer is at the customer’s home. If the customers do not raise any questions within the 10-day period, the computers are deemed to be accepted by the customers. The customers then make their own personal digital wallet on their own without any involvement by the Company and once the customers complete that process the customers direct the Company to connect the computer to the customer’s wallet address through phone call or email. Once the customer wallet is connected to the computer, the customer then directs the Company to activate the computer for mining by connecting the computer with a public digital asset mining pool chosen by the customer in its sole discretion.

Some customers already know the mining pools that they wish to join, and in that case they advise the Company of the mining pool of their choice and the Company then connects the computer to that pool as selected by the customer. The other customers specifically ask the Company for a selection of options of mining pools that they can join, in which case the Company provides the customer at their request, with a list of mining pools they can choose from such as Hiveon Pool, Flex pool, 2Miners, and F2Pool. This information that the Company provides to these customers upon the customer’s request regarding which mining pools are available is publicly available information. The Company uses the following websites to obtain the names of the most popular mining pools that are currently available in the market and which it uses to present the list of options to the customers: https://miningpoolstats.stream/, https://whattomine.com/ and https://www.hashrate.no/. Neither the Company nor its affiliates have any connection of any kind to these websites. There is no connection between the Company or its affiliates to any mining pool operators or any mining pools. In addition to the list of provided options, the Company also tells the customers that they should look at other publicly available information of available mining pools that they can choose from. The Company does not make any recommendations to the customers on which mining pools to select and does not in any way guide the customer’s decision process on the mining pool selection. The Company merely presents the customers with options and advises the customer to look at other publicly available options before making their decision. Further there is no connection between the Company or its affiliates and any mining pool of any kind. The Company simply provides publicly available information to the customer and does not state that one option is better than another in terms of pools and does not guide the customers in any way. The customers then decide which mining pool they would like to have their computer connected to and directs the Company to connect their computer to their chosen mining pool. At the customer’s direction, the Company then connects the computer to the customer chosen mining pool and the computer is activated for mining. Once the computer is activated for mining it performs the mining automatically without any further action needed. The computers mine crypto currency for the customers through the digital asset mining pools by earning a fractional share of the crypto currency award the mining pool operators receive (less net digital asset transaction fees to the mining pool operators).

After the mining is activated, customers have the option at any time to make the decision to either stop the mining altogether, continue mining or switch mining to a different pool for a different coin. In such cases, the customers come to the Company and make a request to the Company to either stop the mining, at which point the Company, at the customer’s direction, turns off the mining on the computer and the mining is at that point completed. Or the customer tells the Company that they want to switch to mining to a different pool for a different coin, at which point the Company, at the customer’s direction installs the appropriate mining software as selected and requested by the customer and reconfigures the computer as directed by the customer, and the customer then directs the Company to activate that software for mining, and the mining of a different coin in the different mining pool selected by the customer commences. Customers are able to direct the Company at any time to either switch mining pools on the computers or to cease mining on the computers.

Please note that the customers have all decision-making control over the operations of the computers and the Company does not have any decision making power and is simply a service provider to the customer’s at the direction of the customers. Also, whether the computers are stored at the customer’s home or at the data center operated by the Company or at a data center operated by a different company, the Company does not have the ability to direct use of the computers on any level, provided however, that as noted in the form of Maintenance and Management Agreement attached as Exhibit A hereto, the Company may shut down the computers located in its data center in emergency circumstances such as fire, power outages or overheating. Additionally, the Company is not entitled to any mining benefits generated from the performance of the computers. It is the customers, instead of the Company, that obtain all of the potential cash inflows from the computers mining operations and the customers have sole control over the computers.

Tell us who sets up the computers with the mining software and who configures the computers for mining.

As described in detail above, the customer selects the computer model and associated specifications, including the type of operating system and the type mining software that the customer would like to have placed on the computer as well as how the customer would like to have the computer configured for use and places an order for such computer with the Company. After the order is made, the Company then builds and prepares the computer based on the specific order placed by the customer by integrating the chips, wafers, and other related components, as selected by the customers which are procured from external suppliers. The Company also installs the operating system and installs the mining software selected by the customer on the computer. The Company also then configures the computer for use by arranging the software on the computer as directed by the customer. The customers decide which mining pool they would like to have their computer connected to, as described in detail above, and directs the Company to connect their computer to their chosen mining pool. At the customer’s direction, the Company then connects the computer to the customer chosen mining pool and the computer is activated for mining. Once the computer is activated for mining it performs the mining automatically without any further action needed. As further described in detail above, after the mining is activated, customers have the option at any time to make the decision to either stop the mining altogether, continue mining or switch mining to a different pool for a different coin. In such cases, the customers come to the Company and make such request. Therefore, in response to the Staff’s question, the Company sets up the computers with the mining software and configures the computers for mining, however all of this is done at the direction of the customer pursuant to the customer’s instructions.

Tell us how your customers gain access to the computers for mining and explain how they are able to make decisions about what and when to mine.

Assuming the customer asks the Company to place the computer at the Company’s data center, the customers have the ability to gain access to the computers, without any restrictions in person at any time. Additionally, the Company provides the customers with two webpage links, with the first link being to a webpage that allows the customers to check the operations of the computers including the temperature, working hours of the machine, hash rate and how much mining has been done so far on a real time basis and with the second link being to a webpage that allows customers to view a web camera feed so that they can view the computers in real time through the web camera. Although these webpages are not interactive, customers can use these webpage to obtain important information that they can then use as the basis for their decisions to instruct the Company to either stop mining or switch computers to mine a different coin. Using this information, the customers make decisions on what and when to mine in their sole discretion and then provide such instructions to the Company, whether via phone or email, and direct the Company to execute the customer’s instructions. The customers are the ones who monitor their mining operations on the computers and their mining earnings and the overall crypto currency market performance and the customers are the ones who independently determine what type of crypto currency to mine and when to mine or stop.

Once the customer instructs for a computer to start mining, the computers mine automatically until the customer directs to cease mining or to switch mining for a different coin. The Company does not advise the customers of what to mine and when to mine it. The Company does not provide any guidance on this, it is the customer’s responsibility to make decisions about what and when to mine. The Company can use publicly available internet resources to provide customers with such information as requested on various mining pools as discussed above, however, the Company does not make any recommendations on what and when to mine. The decision of what and when to mine is made solely by the customer in their discretion. As we describe above, in cases where a customer wants to cease mining or switch to a different coin, the Company can provide the customer with publicly available information upon request by the customer regarding various coins, operating systems and mining software, however the Company does not make any recommendations to the customer and it is the customer’s decision on what and when to mine.

Tell us who operates the system that allows the customers to gain access to their mining equipment and explain how customers pay for that access.

There is no system that allows the customers to gain access to their computers, instead the Company provides the customers with two webpage links, which are operated by the Company, with the first link being to a webpage that allows the customers to check the operations of the computers including the temperature, working hours of the machine, hash rate and how much mining has been done so far on a real time basis and with the second link being to a webpage that allows customers to view a web camera feed so that they can view the computers in real time through the web camera. Although these webpages are not interactive, customers can use these webpage to obtain important information that they can then use as the basis for their decisions to instruct the Company to either stop mining or switch computers to mine a different coin. Using this information, the customers make decisions on what and when to mine in their sole discretion and then provide such instructions to the Company, whether via phone or email, and direct the Company to execute the customer’s instructions. Access to these webpages is included in mining machine operation and management services provided by the Company with no additional charges to customers for access to these webpages. As discussed above, the customers have the ability to gain access to the computers at the Company’s data center, without any restrictions in person at any time without no additional fees charged to the customers for this access.

Tell us the nature of your actual “maintenance” of the mining machines.

The nature of the Company’s maintenance of the computers is limited to either fixing the computers at the direction of the customers if the computers break and to also maintain the condition of the computers such as cleaning and upkeeping, inspecting and troubleshooting for unusual or dangerous operating conditions and factors, repairing or replacing various parts or components, such as fans, machine risers, etc., dust removal and system recovery due to temporary machine stop, for the purpose of sustaining the normal operations of the computers. The management of the computers mainly includes daily operating condition monitoring (i.e., designing airflow, checking the computer’s working temperature and exterior, testing the data center environment humidity, air condition, ventilation, monitoring the computer’s electricity consumptions, etc.), regular video observation through web camera and physical walk around of the mining data center, arranging necessary staffing to standby for urgencies, as well reporting computer operation data and working conditions to customers periodically, etc., for the purpose of sustaining a stable environment for the mining machines. The Company’s maintenance and management of the computers does not include any decision making by the Company regarding the mining operations of the computers.

In your response to our prior comment 3 you state that “the customers of the Company perform mining on an individual basis, by joining different mining pools.” Please tell us the entity or entities that manage these mining pools. Additionally, please tell us the entity or entities that cultivate the list of mining pools that are made available to customers for investment.

The Company does not know the entity or entities that manage the mining pools, as neither the Company nor its affiliates have any connection to the mining pools or their managing entities. When any customers ask the Company for a selection of types of mining pools that they can join the Company provides the customer at their request, with a list of mining pools they can choose from such as Hiveon Pool, Flex pool, 2Miners, and F2Pool. This information regarding which mining pools are available is publicly available information. The Company uses the following websites to obtain the names of the most popular mining pools that are currently available in the market: https://miningpoolstats.stream/, https://whattomine.com/ and https://www.hashrate.no/. Neither the Company nor its affiliates have any connection of any kind to these websites. In addition to the list of provided options, the Company also tells the customers that they should look at other publicly available information of available mining pools that they can choose from. The Company does not make any recommendations to the customers on which mining pools to select and does not in any way guide the customer’s decisions process on the mining pool selection. The Company merely presents the customers with options and advises the customer to look at other publicly available options before making their decision. Further there is no connection between the Company or its affiliates to any mining pool of any kind. The customers have the right and ability to choose mining pools to join in and crypto currencies to mine. The Company does not have any ownership or equity interests in any mining pools, nor maintain a list of mining pools that is available to customers for investment purpose. Only upon customer request, does the Company provide customer’s with a list of publicly available mining pool options to choose from.

Further, the Company respectfully advises the Staff that the mining machine operations and management service revenue represents 0.24% of the total revenues for the six months ended June 30, 2022, as shown in Note 17 – Disaggregation of Revenues to the unaudited financial statements for the six months ended June 30, 2022 and 2021. Additionally, substantially all customers have requested the Company to pause their mining machine operations from September 2022 due to negative crypto currency market performance. As discussed in response to Comment No. 1 above, in light of the deterioration of the crypto and mining machine market conditions in 2022, on December 30, 2022, the Board of Directors of the Company decided to withdraw from the mining machine business by (i) discontinuing the manufacture and sale of computers as of December 30, 2022, (ii) selling the computer maintenance and management services business and manufacture and sale of computers business to Getworks, a third-party, anticipated to close by January 31, 2023, pursuant to the terms of a definitive business transfer agreement to be entered into by the Company and Getworks in accordance with the Letter of Intent, dated January 11, 2023, between the Company and Getworks, and (iii) discontinuing the development of the AI switch system as of December 30, 2022.

3.	Comment: We note your response to our prior comment 4 stating you only provide an environment for the mining machines to operate continuously throughout the period to your customers. Given that your only service is to provide space to the customer, tell us why it is preferable for a customer to pay for your services rather than hold possession of their own computer and mine on their own. Tell us the nature of your customers and whether they are individuals or companies.

Response: The Company believes that it is preferable for a customer to pay the Company for its services because the computers are precision machines that are not easy to service and fix and the Company provides its customers with rack space, power, air conditioning, networks, security, hosting, after-sale technical, daily maintenance services, etc., collectively, mining environment, for mining machines to operate. As the Company not only provides a simple physical space to store mining machines, but also offers a decent mining environment, to its customers for their mining machines to operate continuously throughout the contract period, it is more convenient and cost-effective for customers to utilize maintenance and management services provided by the Company instead of holding mining machines in their own spaces. The customers of the Company are high net worth individuals and companies who would like to enjoy the benefits of tax-saving investments and to make earnings through mining activities. The customers get the tax benefits from the depreciation and expense of owning the computers.

General

4.	Comment: We note your revised disclosure specifying your role in the crypto mining space. With a view toward better understanding this role, please supplementally provide us with the form of your mining machine operations and management service agreement, or a sample copy of such agreement currently in effect.

Response: In response to the Staff’s comment, we have supplementally attached hereto as Exhibit A the form of Maintenance and Management Agreement for mining machine operations and management services.

If the Staff has any further comments regarding Pre-Effective Amendment No. 3 to the registration statement on Form F-1, or any subsequent amendments to the Company’s registration statement on Form F-1, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Babette Cooper /U.S. Securities and Exchange Commission
Isaac Esquivel /U.S. Securities and Exchange Commission
Benjamin Holt /U.S. Securities and Exchange Commission
Jeffrey Gabor /U.S. Securities and Exchange Commission
Hiroyuki Sugimoto /SYLA Technologies Co., Ltd
Craig D. Linder, Esq./Anthony L.G., PLLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Exhibit A

Maintenance and Management Agreement

On September ●●, 2022, ●● ●● (hereinafter referred to as the “Buyer”) and SYLA Co., Ltd. (hereinafter referred to as the “Seller”) entered into the following Maintenance and Management Agreement for machine learning high-performance personal computers as follows:

Article 1 [Execution of Agreement]

The Buyer shall entrust the storage and management of the following machine learning high-performance personal computer (hereinafter referred to as the “Machine”) owned by the Buyer to the Seller.

‹Description of Product›

Name of product : Machine Learning High-performance Personal Computer Rimawari-kun Miner 3rd Generation

Total units : ● units

Article 2 [Storage location]

1.	The Seller shall maintain the Machine in a storage area administered by the Seller.
2.	The Seller may, on its own responsibility, appoint a third party for the storage and management of the Machine.

Article 3 [Storage and Management Fees]

1.	The base management fee is a monthly fee of 40,700 yen (including tax) per unit if the Seller is responsible for storage and management. The amount the Seller shall charge the Buyer is the amount multiplying the base fee by the monthly Machine utilization rate, and the Buyer shall pay it. In addition, a monthly fee of 2,000 yen (including tax) per unit shall be paid for the damage compensation service subscription fee in addition to the aforementioned storage and management fees. However, if the Buyer chooses not to subscribe to the damage compensation service at the time of entering into this Agreement, the Buyer shall pay only the storage and management fee.
2.	The storage and management fee in the preceding paragraph includes the cost of electricity necessary to operate the Machine and shall be determined on a monthly basis. However, if the storage and management period is less than one month, it shall be calculated on a pro-rata basis. The subscription fee for damage compensation service shall be determined on a monthly basis, and shall not be prorated even if the period is less than one month.
3.	The Buyer shall pay to the Seller the storage and management fee and the damage compensation service subscription fee set forth in the preceding paragraph by the 27th of the following month by way of wire transfer to the bank account designated by the Seller. Bank transfer charges shall be borne by the Buyer.
4.	If the Buyer fails to pay the storage and management fee for the current month by the 27th of the following month, the Buyer shall pay 14.6% per annum multiplied by such storage and management fee as a late payment charge. If the Buyer fails to make such payment for three (3) consecutive months, title to the Machine shall be transferred to the Seller without prior notice.
5.	The Seller may temporarily suspend the operation of the Machine in the event that the Buyer is requested to suspend the operation of the Machine based on an order by a governmental agency, etc., or for reasons beyond the Seller’s control such as power outages by the power company or Internet problems, or for other reasonable causes such as the failure of parts of the Machines or other limitations, such as that on inspection electrical capacity. In addition, in the event that the Machine is overloaded due to a sudden rise in temperature or environmental change and is deemed dangerous to operate, the Machine may be temporarily shut down at the Seller’s discretion, giving the highest priority to the safety of the Machine.
6.	If the Buyer desires to suspend the operation of the Machine, the Buyer shall notify the Seller in writing (including by e-mail or other electromagnetic means) by the 20th day of the preceding month, and the suspension shall be effective for one month during the following month. The storage and management fee for the month in which the operation is suspended shall be 2,200 yen per unit per month (tax included). In case of restart, the restart shall be effective upon written notice (including by e-mail or other electromagnetic means) to the Seller by the 20th day of the month prior to the month in which the restart is desired.

7.	The Machines shall be located at a data center managed by the Company (hereinafter referred to as the “Data Center”), and the Company shall have at least one person in charge of power supply, air conditioning, network, security, etc. at all times during the following days and hours, and ensure stable operation at the Data Center.

Monday 9:00 ~ 17:00

Tuesday 9:00 ~ 17:00

Wednesday 9:00 ~ 17:00

Thursday 9:00 ~ 17:00

Friday 9:00 ~ 17:00

※Except for year-end and New Year holidays, Saturdays, Sundays, national holidays, and holidays designated by the Company.

Due to the nature of mining machines, temporary machine stoppages may occur due to GPU computation load and communication connection pool conditions, but even in such cases, restoration work will be performed as quickly as possible during the above time period.

Article 4 [Term of Contract]

1.	The term of this Agreement shall be two (2) years from the date the Machine is installed in the storage area.
2.	The term set forth in the preceding paragraph shall automatically be renewed for a period of one year if neither the Buyer nor the Seller objects to its continuation at least two months prior to the expiration of the term, and the same shall apply thereafter.
3.	During the term of the contract, either the Buyer or the Seller may request termination after the expiration of the first ten (10) months. In such a case, the contract shall terminate two months after the request has been made.

Article 5 [Duty of Care of a Good Manager]

1.	The Seller shall maintain and manage the Machine with the duty of care of a good manager in accordance with the main purpose of this Agreement.
2.	The Buyer and Seller confirm that the operation of the Machine does not guarantee a certain profit or yield to the Buyer.

Article 6 [Damages]

1.	If the Buyer has subscribed to the damage compensation service set forth in Article 3 paragraph 1, the Buyer may claim compensation from the Seller for damages (excluding special damages and lost profits) related to loss, damage, theft, and malfunction of operation of the Machine, etc., only if the Seller is willful or grossly negligent. However, the amount of such compensation shall be limited to the amount of compensation paid under the Seller’s damage compensation service agreement.
2.	With respect to the damage to the Machine stipulated in the preceding paragraph, the Seller shall be exempted from liability for natural failure, and the Buyer shall pay to the Seller the repair costs stipulated in the attached Purchase and Sale Agreement for Goods, and shall request the Seller to restore the Machine.

Article 7 [Cancellation]

Either the Buyer or the Seller may immediately terminate this Agreement without regard to the notice period, etc., set forth in Article 4 paragprah 3, if the other party falls under any one of the following items.

(1)	When the breach of this Agreement is significant and has not been corrected for a reasonable period of time after being demanded.
(2)	When the payment of storage and management fees is overdue and the amount reaches an amount corresponding to two months
(3)	When either party becomes subject to a disciplinary action from the regulatory authorities, such as cancellation or suspension of business
(4)	When a third party has carried out seizure, provisionally seizure, or provisionally disposition
(5)	When a petition for commencement of bankruptcy proceedings or civil rehabilitation or corporate reorganization proceedings is filed for either party
(6)	In addition to the preceding items (2) to (5), there is a reasonable cause to believe that the financial condition of either party has deteriorated or is likely to deteriorate
(7)	When it is found that either party falls under the category of antisocial forces, or when it is found that either party has been interacting with antisocial forces
(8)	When any other significant event arises that makes it difficult to continue the Agreement, etc.

Article 8 [Obligation to notify]

The Buyer shall immediately notify the Seller in writing, etc. of any change in its name (in the case of a corporation, its trade name or name and the name of its representative) or address.

Article 9 [Subcontracting]

The Seller may, if necessary to achieve the purpose of this Agreement, subcontract all or part of the work related to this Agreement to a third party. With respect to any subcontractor appointed under the direction or with the consent of the Buyer, the Seller shall be responsible only for the supervision of such subcontractor.

Article 10 [Governing Law and Agreed Jurisdiction]

1.	This Agreement shall be governed by the laws of Japan.
2.	The Tokyo District Court or the Tokyo Summary Court shall have exclusive jurisdiction in the first instance over any litigation to resolve disputes concerning rights and obligations arising from this Agreement.

Article 11 [Consultation]

Matters not stipulated herein shall be determined by mutual agreement between the Buyer and the Seller. The same shall apply in the event that any question arises concerning the interpretation of any provision of this Agreement.

IN WITNESS WHEREOF, two (2) copies of this document shall be prepared, an authorized representative of each party shall affix its name and seal, and one copy shall be in the possession of each party. In the case of electronic signature, this electronic contract file, which is electronic data, shall be the original, and the document printed from the same file shall be a copy of the original.

September ● 2022

Buyer:
Address
Name	●● ●●	Seal

Seller:
Address	7F, 1-1-39 Hiroo, Shibuya-ku, Tokyo
Name	SYLA Co., Ltd.
	Representative Director Yoshiyuki Yuto	Seal